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                              SUPPLEMENTARY BENEFIT

                             CHANGE OF LIFE INSURED

This benefit is part of your policy.

Benefit. You may change the life insured (from the "old life insured" to a "new life insured") under your policy subject to the following terms.

Insurable interest. You must have an insurable interest in the new life insured.

Consent. The new life insured must consent in writing to the change.

Evidence of insurability. We will require evidence which satisfies us of the new life insured's insurability. If we do not accept the new life insured as a standard risk, we can apply an Additional Rating or refuse to allow the change.

Change date. The change date will be the beginning of the Policy Month following the date we approve the request.

Effect on the policy. The change will have the following effect on the policy:

(a) the change takes place at the change date. Before this date, the policy provides no insurance on the new life insured. After this date, the policy provides no insurance on the old life insured;

(b) the Policy Value, Face Amount, any surrender charges, and any contract charges will be the same after the change date as they were before the change date, unless the change would cause the policy to fail to qualify as life insurance for tax purposes. If this occurs then you may either,

     (1)  increase the Face Amount of the policy, or

     (2)  request a partial Net Cash Surrender Value withdrawal,

     in order to cause the policy after the change to qualify as life insurance for tax purposes. An increase in Face Amount or a partial Net Cash Surrender Value Withdrawal will be subject to all the provisions of the policy governing such events;

(c) the No-Lapse Guarantee Premium and the Death Benefit Guarantee Premium, if applicable as shown in the Table of Values in the Policy Information section, will be changed to reflect the Age, sex and Risk Classification of the new life insured. We will inform you of the new No-Lapse Guarantee Premium and the Death Benefit Guarantee Premium, if applicable, at the time of the change.

(d) the rates for Cost of Insurance after the change date will reflect the new life insured's Age, sex, Risk Classification and any Additional Rating which applies. For Cost of Insurance purposes the duration of the coverage will be determined from the date the coverage was originally added;

(e) Supplementary Benefits on the old life insured will be canceled as of the change date. Supplementary Benefits may be added on the new life insured as of the change date, subject to our normal requirements and restrictions for such benefits; and

(f) the Validity and Suicide provisions of the policy will apply to the entire Face Amount at the change date as if this amount was an increase in Face Amount at that time.

                                                                     (continued)

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                             CHANGE OF LIFE INSURED

Change fee. We will charge a fee to cover our expenses for the change. The fee will be the same for all changes of this kind being made at the same time.

Termination. The benefit terminates on the earliest of:

(a)  the date you cease to be the owner of the policy; or

(b)  termination of the policy.

                                    JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

                                                 /s/ John D. DesPrez III
                                                 ------------------------------
                                                     President

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